UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

3 December 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Oncothyreon Inc.

File No. 333-145995 -- CF# 25809

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Oncothyreon Inc. (successor to Biomira Corporation) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on September 12, 2007.

Based on representations by Oncothyreon Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6	through October 12, 2013
Exhibit 10.9	through October 12, 2013
Exhibit 10.14	through October 12, 2013
Exhibit 10.18	through October 12, 2013
Exhibit 10.19	through October 12, 2013
Exhibit 10.20	through October 12, 2013
Exhibit 10.21	through October 12, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel